April 25, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Kitty Hawk, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 10, 2005
File No. 0-14275

Dear Ladies and Gentlemen:

On behalf of our client, Kitty Hawk, Inc. (“Kitty Hawk”), we submit the following responses to the letter dated April 8, 2005, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Kitty Hawk’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”). Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Kitty Hawk.

We respectfully request that the Staff provide any further comments at its earliest convenience. In this regard, we would appreciate receiving any additional comments by May 4, 2005, to permit time to complete comments on the Form 10-K prior to the filing of Kitty Hawk’s Form 10-Q in order to ensure compliance with these comments. For your convenience, the Staff’s comments have been reproduced immediately preceding the Kitty Hawk’s response.

Item 1. Business

Aircraft Fleet

Owned Aircraft, page 7

1.	We note that based upon your company’s current fleet composition plan, you have determined that it is uneconomical to perform the heavy maintenance required to place seven of the company’s owned aircraft back into revenue service. As these aircraft are no longer in revenue service, and it does not appear that these aircraft are classified as held-for-sale, please describe to us their intended use. Also, in your response, please tell us:

•	Whether these aircraft have already been fully depreciated.

•	Whether you have evaluated these aircraft for impairment in accordance with SFAS No. 144 and the results of your impairment analysis.

Response:

Kitty Hawk has determined not to return seven of its owned Boeing 727-200 cargo aircraft to revenue service under current conditions. At September 30, 2002 in connection with Kitty Hawk’s Fresh Start Accounting, Kitty Hawk assigned $40,000 of book value to each of these seven owned Boeing 727-200 cargo aircraft based on then-prevailing market values and began depreciating six of them on a straight line basis over a life of twenty-seven months. The one remaining Boeing 727-200 has been held for sale since September 30, 2002 as disclosed in Note 2 to Kitty Hawk’s consolidated financial statements under caption “Assets Held for Sale” and has not been depreciated as Kitty Hawk believes that the book value is less than the fair value of the parts on the aircraft.

As of December 31, 2004, six of these aircraft were fully depreciated and, as a result, no impairment analysis is necessary. These six aircraft are currently stored and Kitty Hawk is evaluating its opportunities for these aircraft.

Boeing 737-300SF Cargo Aircraft Leases, page 8

2.	We note that on May 4, 2004, your company entered into leases for seven Boeing 737-300SF aircraft, which you intend to recognize as operating leases. Paragraph 7c of SFAS No. 13 indicates that a lease should be recorded as a capital lease if the lease term is equal to 75 percent or more of the estimated economic life of the leased property. As each of these aircraft has been leased for a 10 year term, which appears to be longer than the period over which your company has historically depreciated its owned aircraft, per your significant accounting policy disclosures, please tell us why these leases have been classified as operating leases.

Response:

Kitty Hawk believes that the estimated economic life of each of the leased Boeing 737s is in excess of 15 years and that the leases will qualify for treatment as operating leases, not capital leases, as these aircraft are delivered during 2005.

The useful life of a commercial jet aircraft is generally defined by the number of cycles on the aircraft, rather than the age of the aircraft. One takeoff and landing equals one cycle. Currently, the highest cycle aircraft flown by Kitty Hawk is a 1968 Boeing 727 cargo aircraft with approximately 58,000 cycles. Many airlines operate commercial jet aircraft with even higher cycles. For example, Northwest Airlines has extended the life of some of its commercial passenger jets to 114,000 cycles and Hawaiian Airlines recently retired a commercial passenger jet with approximately 98,000 cycles. According to Boeing, the Boeing 737’s design service objective is 75,000 cycles, with an upper limit of 100,000 cycles.

Kitty Hawk’s seven leased Boeing 737s were manufactured between 1986 to 1991 and currently have between 16,000 to 30,000 cycles each. Historically, Kitty Hawk has averaged 1,000 cycles per aircraft per year and believes that this level of annual usage will continue. Based on Kitty Hawk’s typically annual cycles per aircraft per year and conservatively assuming 60,000 cycles per Boeing 737, the useful life of the leased Boeing 737s would range from 30 – 44 years.

While Kitty Hawk believes that the useful life of the Boeing 737s can be estimated more accurately on a cycle basis rather than an age basis, even on an age basis, Kitty Hawk believes that, on their delivery dates, the remaining useful life of the leased Boeing 737s will be in excess of 15 years. First, Kitty Hawk notes that many aircraft lessors assume a thirty-five year average life when accounting for their larger commercial jet aircraft on operating lease to airlines which is based on normal cycle utilization in passenger configuration of approximately 6 cycles per day or twice the number of Kitty Hawk’s average cycles per day. A thirty-five year lifespan per Boeing 737 regardless of cycle count would yield a remaining useful life of 16 – 21 years. Second, Kitty Hawk currently operates Boeing 727s that are up to thirty-seven years old, so a thirty-five year life span is consistent with Kitty Hawk’s current fleet age. Third, as a newer generation aircraft than the Boeing 727, Kitty Hawk believes that the Boeing 737 will have a longer useful life than the Boeing 727.

With regard to the depreciation schedule for owned airframes per Note 2 to Kitty Hawk’s consolidated financial statements, the schedule is for the remaining life of Kitty Hawk’s Boeing 727s and is not indicative of the useful life of the leased Boeing 737s.

Item 5. Market for Registrant’s common Equity and Related Stockholder Matters, page 16

3.	We note the disclosure on page 16 indicating that the Company’s ability to pay dividends is restricted under the terms of its Credit Facility. Please revise the notes to the Company’s financial statements to disclose the nature and terms of the dividend restrictions imposed by the Company’s Credit Facility. Refer to the requirements of Rule 4-08(e) of Regulation S-X.

Response:

Kitty Hawk will include this information in the notes to its consolidated financial statements in its next Annual Report on Form 10-K.

Item 6. Selected Financial Data, page 17

4.	Please revise future filings to eliminate the column presenting combined predecessor and successor financial data for the year ended December 31, 2002. The presentation of combined data for this period is not considered appropriate due to the change in basis that resulted from the adoption of fresh-start accounting upon emergence from bankruptcy.

Response:

Kitty Hawk will eliminate the column presenting combined predecessor and successor financial information for the year ended December 31, 2002 in future SEC filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 26

5.	We note that in the business section of your document, you state that your company offers discount programs to your customers based upon the volume of freight shipped in the company’s network and the timely payment of invoices. Please tell us and expand upon your disclosures in the “Critical Accounting Policies and Estimates” and “Summary of Significant Accounting Policies” sections of your document to discuss in further detail the significant terms of the discount arrangements and how your company accounts for these discounts. Within your response, please tell us whether reserves for these discounts are established at the point in time when revenue is recognized, or whether alternative methods are used to estimate these sales discounts.

Response:

At the beginning of each month, Kitty Hawk offers a discount off its published tariff to customers who (i) shipped a specified minimum amount of freight in Kitty Hawk’s scheduled freight network during the prior month and (ii) have a history of paying their invoices in a timely manner. Kitty Hawk does not offer a discount program for timely payment of outstanding, non-disputed invoices. Because the offered discount is solely for the upcoming month, the discount is booked at the time revenue for that month is booked. Under these circumstances, Kitty Hawk does not believe that its discount program is a critical accounting policy and does not believe it needs to establish reserves for the discount program; however, Kitty Hawk will clarify the operation of its discount program in the business section of future SEC filings.

Other (Income) Expense, page 38

6.	You state that the company’s 2003 other income included the recovery of retroactive adjustments on a workers compensation policy. Please explain in further detail the nature and amounts of the “retroactive adjustments” recognized as other income / expense and explain why this adjustment has not been classified as a component of operating income.

Response:

In 2003, Kitty Hawk’s other income included $221,000 related to the recovery of retroactive adjustments on a workers compensation policy for policy years 1997 and 1998. Because the retroactive adjustments related to pre-bankruptcy periods and because the adjustments related in part to Kitty Hawk’s discontinued operations, Kitty Hawk does not believe it is appropriate to include the retroactive adjustments in operating income.

Contractual Obligations, page 44

7.	Please reconcile your debt, non-aircraft operating lease and aircraft operating lease and use agreement commitments reflected in the table on page 44 with the contractual commitment disclosures provided in Notes 7, 9 and 10 to your audited financial statements.

Response:

The differences between the table on page 44 and the contractual commitments disclosed in Notes 7, 9 and 10 arise for two reasons. First, the table on page 44 is current as of the filing date of the Form 10-K and the notes to the consolidated financial statements are as of December 31, 2004. After December 31, 2004, Kitty Hawk entered into an aircraft maintenance agreement for its Boeing 737 cargo aircraft which is included in the table on page 44, but not in Notes 7, 9 and 10. Second, the non-aircraft commitments in Note 10 include $1,308,000 for lease payment deferrals at Kitty Hawk’s Fort Wayne facility. This amount was included under the heading “Debt” in the contractual commitments table on page 44. A reconciliation of the amounts in the table on page 44 to the amounts in Notes 7, 9 and 10 appears below.

Footnotes
(only includes commitments that existed at 12/31/04)

		Aircraft	Non-Aircraft
	Debt	Commitments	Commitments
	F/N 7	F/N 9	F/N 10	Total
2005	1,949	8,976	2,949	15,879
2006		11,068	2,868	15,942
2007		9,920	2,616	14,543
2008		9,083	2,224	13,315
2009		9,083	2,224	13,316
Thereafter		48,184	23,350	71,534

	1,949	96,314	36,231	134,494

Contractual Obligations Table
(as of March 9, 2005)

		Aircraft	Non-Aircraft
	Debt	Commitments	Commitments	Total
1 year	2,451	10,099	2,447	14,997
2-3 years	806	26,415	4,678	31,899
4-5 years		23,808	4,448	28,256
Thereafter		65,120	23,350	88,470

	3,257	125,442	34,923	163,622
Difference	(1,308)	(29,128)	1,308	(29,128)
	A	B	A

A – Represents Fort Wayne lease deferrals. In the notes, this obligation is included in Non-Aircraft Commitments. In the contractual obligations table, this obligation is included as Debt.

B – Represents the expected commitment under the Boeing 737 maintenance agreement which was signed on March 7, 2005.

Kitty Hawk will clarify the date of the contractual commitments table in future SEC filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

8.	We note that your company’s 2004 balance sheet includes “other accrued expenses” of $8.0 million, which represents approximately 57% of the company’s total current liabilities. Please revise to separately disclose any items that exceed 5% of total current liabilities in accordance with Rule 5-02 (20) of Regulation S-X.

Response:

In future SEC filings, Kitty Hawk will separately disclose in the notes to the consolidated financial statements any items included in “other accrued expenses” that exceed 5% of Kitty Hawk’s total current liabilities.

Consolidated Statements of Operations, page F-4

9.	We note that your company has recognized a gain or loss on the disposal of property and equipment for each of the last three fiscal years. These gains and losses are currently classified as “other, net” in the non-operating section of your Statement of Operations. Paragraph 45 of SFAS No. 144 indicates that if a subtotal such as “Income from Operations” is presented in an entity’s Statement of Operations, it shall include the amounts of gains and losses from the sales of long-lived assets that are not a component of the entity. Please revise your presentation in future filings accordingly.

Response:

In future SEC filings, Kitty Hawk will reclassify gains and losses from sales of long-lived assets of Kitty Hawk’s continuing operations to a component of income from operations from other, net.

2. Summary of Significant Accounting Policies

Property and Equipment, page F9

10.	We note the disclosure indicating that the Company determined at the end of 2004 that it will not perform heavy maintenance on Pratt Whitney JT8D-9A aircraft for which maintenance reserves had been established as it believes the Company has sufficient Pratt Whitney JT8D-9A aircraft engines in serviceable condition and available for revenue service to support its fleet composition plans. We also note that the Company does not plan to perform heavy maintenance on the remaining Boeing 727-200 airframe for which a maintenance reserve exists. As a result of these factors, we note that the Company reversed maintenance reserves associated with these aircraft aggregating approximately $4.7 million as of December 31, 2004. Please tell us in further detail the period or periods in which the maintenance reserves associated with the Pratt Whitney JT8D-9A aircraft and the Boeing 727-200 airframe were originally established and why their recognition at that time was appropriate. Additionally, please explain why you believe the reversal of these reserves during 2004, represents a “change in estimate” rather than the correction of an error that should be accounted for pursuant to paragraph 36 of APB 20. Your response should explain in detail the specific nature and timing of the events or circumstances that resulted in these maintenance reserves no longer being required. Note that we do not believe the timing of management’s review of these reserves should serve as the basis for when the reversals were or should have been made if the changes in circumstances warranting the reversals occurred prior to management’s review.

Response:

Establishment and Operation of Maintenance Reserves. With respect to the maintenance reserve on the one Boeing 727-200 airframe, Kitty Hawk established the reserve in 1999 at the time of the last heavy maintenance event for the airframe. From 1999 until September 30, 2002, the maintenance reserve was increased based on the flight activity of the airframe. At September 30, 2002 in connection with Kitty Hawk’s Fresh Start Accounting, Kitty Hawk adjusted the maintenance reserve to an amount equal to the estimated dollar amount of the future heavy maintenance work less the dollar amount Kitty Hawk expected to accrue as maintenance reserves for that airframe based on the projected flight activity of the airframe from September 30, 2002 until the next heavy maintenance event. From September 30, 2002, Kitty Hawk increased the maintenance reserve for this airframe based on the flight activity of the airframe. At all times from 1999 until December 2004, Kitty Hawk intended to perform the heavy maintenance work on the airframe and did not intend to retire the airframe prior to its next heavy maintenance event.

With respect to the maintenance reserves on the pool of Pratt Whitney JT8D-9A aircraft engines, Kitty Hawk accrues reserves based on the number of JT8D-9A engines required by its airframe fleet plan, the estimated remaining use of the aircraft engines before their next required heavy maintenance event, the flight activity of the aircraft engines and the estimated costs of performing heavy maintenance on the aircraft engines. When Kitty Hawk emerged from Chapter 11 bankruptcy on September 30, 2002 and adopted Fresh Start Accounting, all of its assets and liabilities were adjusted to fair value, including engine maintenance reserves for its pool of JT8D-9A aircraft engines because Kitty Hawk’s intent was to perform heavy maintenance on existing JT8D-9A aircraft engines based on the fleet plan that existed at September 30, 2002. At all times from September 30, 2002 until December 2004, Kitty Hawk intended to perform heavy maintenance on this pool of JT8D-9A aircraft engines.

See also the discussion on page F-10 of Kitty Hawk’s 2004 Form 10-K for additional information on the operation of the maintenance reserves.

Factors that Caused Kitty Hawk to Reverse the Maintenance Reserves in December 2004. Kitty Hawk continually reviews its airframe and engine fleet plan and considers the accounting effects of fleet decisions on items such as maintenance reserve levels and carrying values of long-lived assets. As part of this on-going review process, a number of factors throughout 2004 led to Kitty Hawk’s decision to reverse these maintenance reserves as of December 31, 2004.

On May 4, 2004, Kitty Hawk entered into operating leases for seven Boeing 737-300SF cargo aircraft to be delivered in 2005. At the time Kitty Hawk entered into the leases for the Boeing 737-300SF cargo aircraft, Kitty Hawk’s overall airframe and engine fleet composition plan continued to include Boeing 727-200 cargo aircraft, including the one owned airframe for which maintenance reserves had been provided and the pool of owned Pratt Whitney JT8D-9A aircraft engines for which maintenance reserves had and were continuing to be provided. As a result, Kitty Hawk believes it was appropriate to maintain the maintenance reserve for the one owned Boeing 727-200 cargo airframe and the maintenance reserves on the pool of owned Pratt and Whitney JT8D-9A engines.

In May 2004, Kitty Hawk’s fleet plan also included eleven Boeing 727-200 airframes made available to Kitty Hawk by the Kitty Hawk Collateral Liquidating Trust (the “Trust”) under an aircraft and engine use agreement (the “Trust Agreement”) that had been entered into as part of Kitty Hawk’s bankruptcy reorganization plan. These airframes were available to Kitty Hawk through various dates, ranging from December 31, 2004 to December 31, 2006. In May 2004, Kitty Hawk had the ability to extend the use of four of those airframes beyond December 31, 2004 pursuant to extension options which were to expire on December 31, 2004.

From May to November 2004, Kitty Hawk considered its future fleet plan, including, without limitation, its mix of owned Boeing 727 cargo airframes and aircraft engines, Trust Agreement Boeing 727 cargo airframes and aircraft engines and leased Boeing 737 cargo aircraft to be delivered in 2005. In November 2004, Kitty Hawk decided not to exercise the extension options on two of the Trust Agreement Boeing 727-200 airframes which reduced the expected number of JT8D-9A aircraft engines that it would require to support its airframe fleet plan. In connection with Kitty Hawk’s decision not to exercise the extension options that were expiring December 31, 2004, the parties renegotiated the Trust Agreement in November 2004 which provided additional clarity to Kitty Hawk’s airframe and engine fleet plans. The renegotiated agreement generally lowered the block hour rates, modified the period during which Kitty Hawk could use the Trust Agreement Boeing 727 airframes that utilized JT8D-9A aircraft engines and provided for new extension options on Boeing 727 airframes that used JT8D-15 aircraft engines as opposed to JT8D-9A aircraft engines. After entering into the modified Trust Agreement, at the end of 2004, Kitty Hawk concluded that it did not believe it would need to perform heavy maintenance on the one owned Boeing 727-200 cargo airframe for which a maintenance reserve existed and the pool of owned JT8D-9A aircraft engines. As a result of concluding not to exercise the then-existing Trust Agreement Boeing 727 airframe extension options and entering into the modified Trust Agreement in November 2004, Kitty Hawk concluded that the maintenance reserve for the one owned Boeing 727-200 cargo airframe and the maintenance reserves on the pool of owned JT8D-9A engines should be revised. Prior to these decisions, Kitty Hawk was unable to make such a conclusion based on the then-existing facts and circumstances.

Change in Estimate. Under the accrual method for maintenance reserves as described in paragraph 3.73 of the Audits of Airlines guide issued by the AICPA, estimates for maintenance reserves are adjusted based on actual costs incurred and any excess is charged or credited to expense. Given that Kitty Hawk no longer expects to incur any heavy maintenance costs for the owned airframe and engines, it was appropriate to treat the adjustment as a change in estimate rather than as the correction of an error under paragraph 36 of APB 20.

11.	In addition, we note from the discussion on page 27 of MD&A, that you review future maintenance reserve accrual rates on at least an annual basis. Please explain why these reserve rates are not reviewed and analyzed on a more frequent basis and at least on a quarterly basis. If you do not believe more frequent analysis is required, please explain why. We may have further comment upon receipt of your response.

Response:

Kitty Hawk continually reviews its airframe and aircraft engine maintenance reserve accrual rates based on flight activity and actual maintenance costs. The statement “on at least an annual basis” was intended to convey that even if accrual rates are not adjusted during the year based on our on-going reviews, the accrual rates are nevertheless reviewed at the end of the year to ensure that they are in the proper amount. Kitty Hawk will clarify this disclosure in future SEC filings.

Earnings Per Share, page F-11

12.	Please disclose the number of options that would potentially dilute the Company’s basic earnings per share in future periods, but were not included in the computation of the Company’s diluted earnings per share computations for each period presented because their impact was anti-dilutive. Refer to the requirements of paragraph 40(c) of SFAS 128.

Response:

As of December 31, 2004, Kitty Hawk had outstanding options to acquire 250,000 shares of common stock that were not included in the computation of diluted earnings per share because their impact was anti-dilutive. As of December 31, 2003, no options were excluded from the computation of earnings per share. Kitty Hawk did not have any outstanding options as of December 31, 2002. Kitty Hawk will include the number of anti-dilutive options in future SEC filings.

Stock Options, page F-11

13.	In your future filings, please disclose the weighted-average grant date fair value of options granted during the year, as required by paragraph 47(b) of SFAS No. 123. If the exercise prices of some options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values should be disclosed separately for options whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date.

Response:

The weighted-average grant date fair value is disclosed in Note 15 to Kitty Hawk’s consolidated financial statements. Currently, Kitty Hawk does not intend to issue any options in the future below the fair market value of the common stock on the date of grant. In future SEC filings, if applicable, Kitty Hawk will disclose separately the weighted-average exercise prices and weighted-average fair values for options whose exercise price (1) equals, (2) exceeds or (3) is less than the market price of the stock on the date of grant.

Note 8. Income Taxes, page F-22

14.	We note the disclosure indicating that deferred tax asset valuation allowances have been established at December 31, 2004 and 2003, for the full amount of the Company’s net deferred tax assets at these dates. As the Company generated positive pre-tax earnings during both the years ended December 31, 2004 and 2003, please explain in further detail why management believes it is more likely than not that its deferred tax assets will not be realized and that a valuation allowance is therefore required for the full amount of the Company’s net deferred tax assets.

Response:

Note 9 to the consolidated financial statements discloses that Kitty Hawk has recorded a valuation allowance to the extent it is more likely than not that a tax benefit will not be realized. As a result of Kitty Hawk incurring significant operating losses in the past, there can be no assurance of sufficient future profitability to realize the deferred tax assets. When considering the need to maintain the valuation allowance on deferred tax assets at December 31, 2004, Kitty Hawk considered the following:

•	Paragraph 103 of SFAS No. 109 states that a cumulative loss in recent years is significant negative evidence that is difficult to overcome. Although SFAS No. 109 does not prescribe a methodology to determine whether “cumulative losses in recent years” exist, Kitty Hawk believes that “recent years” should be interpreted to mean at least the current year and prior two years.

•	Further, the book income in 2003 resulted principally from the settlement of a trade receivable dispute, which is a non-recurring item. Absent this settlement, Kitty Hawk’s 2003 pre-tax book income would have been $1.1 million.

•	In addition, based on internal financial forecasts existing as of the date of filing the 2004 Form 10-K, Kitty Hawk had insufficient probability that it would be able to utilize its deferred tax assets, due in part to the Boeing 737 induction costs to be incurred in 2005 and the impact of rising jet fuel prices which began in the fourth quarter of 2004.

•	Although Kitty Hawk reported pre-tax book income in 2003 and 2004, Kitty Hawk had taxable losses during those same years. Tax losses are expected for the next several years due to significant tax deductions related to our pre-bankruptcy assets for which there was no reduction in the tax basis as a result of our bankruptcy. These losses are increasing the portion of our deferred tax assets that are attributable to net operating loss carryforwards.

•	As a result of the transfer and/or sale of our common stock by existing holders, Kitty Hawk may experience a change in control under IRS Section 382 during 2005 or beyond. Following a change in control under IRS Section 382, Kitty Hawk’s ability to utilize our net operating loss carryforwards could be limited.

Based on these factors, Kitty Hawk did not believe there was sufficient positive evidence to support the more likely than not criteria in SFAS No. 109. Accordingly, Kitty Hawk did not reverse the existing valuation allowance on the deferred tax assets.

Supplementally, if Kitty Hawk determines that any portion of the valuation allowance related to pre-bankruptcy tax attributes should be reversed, Kitty Hawk expects to record the reversal as an increase to additional paid in capital and not as a component of net income.

10. Non-Aircraft Commitments and Contingencies, page F-25

15.	We note that you have disclosed that the minimum rental costs for Company’s facilities and equipment beyond 2009 are $23,350,000. We note that you have separately disclosed that in 1999, your company entered into twenty-five year lease agreements for its scheduled freight operations hub in Fort Wayne, Indiana and for its ramp space with the Fort Wayne-Allan County Airport Authority. As the financial obligation beyond 2009 for these two leases appears to exceed the amount disclosed in the table of future minimum rental costs included in the notes to your financial statements, please explain how the minimum rental costs disclosed in your table were calculated, or revise your table as necessary.

Response:

The minimum lease term of the scheduled freight operations hub in Fort Wayne, Indiana and the ramp space at the Fort Wayne-Allen County Airport is 20 years, not 25 years as was originally disclosed in the text of Note 10. The minimum rental cost table in the notes to the consolidated financial statements is correct as it is based on a 20 year term. Kitty Hawk will correct the disclosure in future SEC filings that disclose the minimum lease term of these facilities.

16. Business Segment Data, page F-29

16.	We note that there have been significant changes in the asset balances allocated to each of the company’s individual segments, when comparing the balances at December 31, 2004 and 2003, although there is not a significant fluctuation in the company’s total asset balance. As the measure of assets included in your operating segments should be reflective of the information reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance, please tell us what factors have driven the significant changes in the amount of assets allocated to each segment. Please include in your response a discussion of any significant changes in the composition of the company’ assets, any changes in the method of allocation of assets between segments, and any changes to how your segment resources are evaluated.

Response:

The asset balances allocated to each of Kitty Hawk’s segments have fluctuated primarily due to intercompany costs and debt. There have been no changes in Kitty Hawk’s methodology of allocating costs for the periods presented. Further, there have been no significant changes in the composition of each segment’s gross assets (not including intercompany balances) with the exception of fixed asset additions and depreciation. In addition, there have been no changes in how segment resources are evaluated by the chief operating decision maker. Kitty Hawk will clarify this disclosure in future SEC filings.

Kitty Hawk acknowledges that: (i) Kitty Hawk is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) Kitty Hawk may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Garrett A. DeVries, Esq. at (214) 651-5614.

Very truly yours,

/s/ GARRETT A. DEVRIES

Garrett A. DeVries
(214) 651-5614
garrett.devries@haynesboone.com

cc:	Steven E. Markhoff
Robert W. Zoller
Lauren Swann